Exhibit 21.1

CHEMBIO DIAGNOSTICS, INC.

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Chembio Diagnostic Systems Inc.	Delaware
Chembio Diagnostics Malaysia Sdn. Bhd.	Malaysia
opTricon GmbH	Germany
Brillant 3006, GmbH	Germany